Exhibit 99.1

- CONVENIENCE TRANSLATION –

Biofrontera AG

Leverkusen

Notification of mandatory conversion pursuant to Section 8 (2) of the terms and conditions of the 1.00 % qualified subordinated mandatory convertible bond 2020/2021

(“Terms and Conditions of the Bonds”)

(ISIN DE000A3E454 8 / WKN A3E454)

Biofrontera AG (“Issuer”) has issued the 1.00% qualified subordinated mandatory convertible bond 2020/2021. Within the scope of the issuance, 2,638,150 bearer bonds with a nominal value of EUR 3.00 each (“Bonds”) were issued. The term of the Bonds started on August 20, 2020, and will end on December 20, 2021. Pursuant to Section 8 (2) of the Terms and Conditions of the Bonds, however, the Issuer is entitled to mandatory conversion at any time without time limit after the price of the Issuer’s share has exceeded EUR 4.50 (“Mandatory Conversion Trigger Price”). The mandatory conversion trigger price was exceeded after the commencement of the term of the Bonds.

With this in mind, the Issuer hereby exercises its right to mandatory conversion pursuant to § 8 (2) of the Terms and Conditions of the Bonds and requests all bondholders of the Bonds to convert all Bonds held by them pursuant to § 8 (2) of the Terms and Conditions of the Bonds (mandatory conversion notification within the meaning of § 8 (2) of the Terms and Conditions of the Bonds).

For the execution of the mandatory conversion, the Bonds must be submitted to the conversion office by the bondholders within 15 business days after the day on which this mandatory conversion notification was published in the Federal Gazette. In all other respects, reference is made to the Terms and Conditions of the Bonds regarding the mandatory conversion. No action is required of the bondholders themselves. The custodian banks, in conjunction with Clearstream Banking AG, Frankfurt am Main, will automatically record the mandatory conversion in the securities accounts. The mandatory conversion is expected to be implemented on settlement date of November 20, 2020. Accordingly, trading of the Bonds will be terminated on November 18, 2020.

The Terms and Conditions of the Bonds are available at Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany, and can be viewed and downloaded on the Internet at www.biofrontera.com.

Leverkusen, November 2020

Biofrontera AG

The Management Board